Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Support Groups Central, Inc.
530 S. Lake Avenue, Suite 766
Pasadena, CA 91101
www.peersupportsolutions.com

Up to $1,069,998.93 in Common Stock at $0.27
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Support Groups Central, Inc.
Address: 530 S. Lake Avenue, Suite 766, Pasadena, CA 91101
State of Incorporation: DE
Date Incorporated: July 30, 2015

Terms:

Equity

Offering Minimum: $9,999.99 | 37,037 shares of Common Stock
Offering Maximum: $1,069,998.93 | 3,962,959 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.27
Minimum Investment Amount (per investor): $269.73

Perks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Tier 1 - Invest $540, and recieve 5% bonus shares.

Tier 2 - Invest $1,080, and recieve 7% bonus shares.

Tier 3 - Invest $3,240, and recieve 10% bonus shares.

Tier 4 - Invest $6,480, and recieve 15% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Peer Support Solutions will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of PSS Common stock at $0.27 / share, you will receive 110 shares, meaning you'll own 110 shares for $27. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

We provide virtual peer support technology and services that help individuals with behavioral health, chronic illness, and rare disease issues. We are a B2B2C company offering SaaS and turnkey services to EAPs, Healthcare companies and nonprofits. We ended last year with $376K in revenue, 3x from 2019 and most of it recurring. We currently have 114,000+ subscribers and we are adding about 4,000 a month. We are transitioning our organizational customers from SupportGroupsCentral.com to HeyPeers.com, our newer platform. HeyPeers has additional services, revenue streams and can scale faster because of self-service automations. The purpose of this capital campaign is to obtain funding to accelerate the growth of HeyPeers.

Competitors and Industry

The U.S. behavioral health market was $68.8 Billion in 2020 and is projected to be $99.4 Billion by 2028 with a CAGR of 3.6%. The Substance Abuse and Mental Health Service Administration projects that Peer Support will account for 20% or more of that market in the next five to ten years.

We are a pioneering leader in the rapidly growing peer support health tech industry with more experience than anyone. Other players that have recently emerged include Supportiv, iPrevail, MAP Health Management and Talklife. Our competitors do not offer the high quality, Certified / Organizationally sponsored peer coaches / facilitators that we do. Some competitors train their own "moderators / facilitators" who may or may not have lived experience, a key component of effective peer support. Most of our peer supporters have years of experience and related advanced training and degrees. Also, our users can participate in video-based coaching or group sessions in addition to chat. Most competitors do not offer video-based services - and limit "the human touch" that can make all the difference to someone who is struggling.

Current Stage and Roadmap

We are an early-stage company ready to grow. We have a proven platform, systems, and a strong team. We are currently working on upgrading our platform's UX / UI and expanding our marketing program. We are in discussions with several strategic partners to expand our peer service offering with complementary products that will increase engagement and revenues. By YE 2021 we estimate having over 200,000 end-users, over 50 organizational customers and more than 300 professional Peer Supporters offering more than 3,000 coaching and group sessions a month.

The Team

Officers and Directors

Name: Vincent F. Caimano

Vincent F. Caimano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-Founder
  Dates of Service: June 30, 2015 - Present
  Responsibilities: The CEO is responsible for the long term direction and development of the company. This is a full time role with compensation of $8K to 20K annually.

Other business experience in the past three years:

- **Employer:** National Association of Peer Supporters
  Title: Board Director and Treasurer
  Dates of Service: August 15, 2018 - Present
  Responsibilities: Serve as a member of the Executive Committee and also lead the Finance Committee.

Name: Joshua Roberto

Joshua Roberto's current primary role is with Boost TBM. Joshua Roberto currently services 8 to 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Chief Product Development Officer
  Dates of Service: March 15, 2019 - Present
  Responsibilities: To lead the technical design, development and operation of our platform. 8 to 10 hours a week, $5K to $6K annually

Other business experience in the past three years:

- **Employer:** Boost TBM
  Title: Principal Consultant
  Dates of Service: April 15, 2019 - Present
  Responsibilities: Solve complex TBM Use Cases through innovative solutions and Apptio platform expertise.

Other business experience in the past three years:

- **Employer:** Apptio
  Title: Consulting Manager
  Dates of Service: March 15, 2014 - March 15, 2019
  Responsibilities: Manager for Apptio's Global Data Engineering Group.

Name: Roger G. Brook

Roger G. Brook's current primary role is with Sighthound, Inc.. Roger G. Brook currently services 4 to 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Development Officer
  Dates of Service: March 15, 2019 - Present
  Responsibilities: Lead the business growth strategy and sales efforts. About 8 hours a week, $15K annually.

Other business experience in the past three years:

- **Employer:** Southern Connection Ventures
  Title: Founder
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Managing Partner

Other business experience in the past three years:

- **Employer:** Sighthound, Inc.
  Title: Director of Sales, Transportation, Smart Cities, Infrastructure, and Retail
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Business development

Other business experience in the past three years:

- **Employer:** MeterSYS
  Title: Director, Smart City IoT
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Business development

Other business experience in the past three years:

- **Employer:** Wholistics.Health
  Title: Advisor
  Dates of Service: May 01, 2021 - Present
  Responsibilities: business advisor

Other business experience in the past three years:

- **Employer:** Intake Health
  Title: Advisor
  Dates of Service: November 01, 2020 - Present
  Responsibilities: business advisor

Other business experience in the past three years:

- **Employer:** Owl Insights
  Title: Advisor
  Dates of Service: May 01, 2019 - Present
  Responsibilities: business advisor

Other business experience in the past three years:

- **Employer:** American Growth
  Title: Consultant
  Dates of Service: March 01, 2014 - Present
  Responsibilities: business advisor

Other business experience in the past three years:

- **Employer:** Bolder AI

Title: IoT Sales, Marketing and Partnerships
Dates of Service: October 01, 2020 - July 01, 2021
Responsibilities: business development

Other business experience in the past three years:

- **Employer:** Sourcemap
  Title: Consultant
  Dates of Service: October 01, 2019 - March 01, 2020
  Responsibilities: business advise

Name: Clovis Blackwell

Clovis Blackwell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Secretary
  Dates of Service: February 18, 2020 - Present
  Responsibilities: To keep a record of corporation governance activities and to manage correspondence with shareholders.

- **Position:** Operations Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: To manage the day to day operations of the company.

Other business experience in the past three years:

- **Employer:** Fleur de Boom!
  Title: Owner / Master Printer
  Dates of Service: July 01, 2015 - Present
  Responsibilities: Create and provide limited-edition fine art prints

Other business experience in the past three years:

- **Employer:** Mt. San Antonio College
  Title: Adjunct Professor
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Teaching printmaking

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the medical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online peer support services. Our revenues are therefore dependent upon the market for online peer support services.

Minority Holder; Securities with Voting Rights

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Support Groups Central, Inc, d.b.a. Peer Support Solutions was formed on July 30, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Peer Support Solutions has incurred a net loss at times and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other

mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and technical services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Peer Support Solutions or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Peer Support Solutions could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Roberto	8,949,511	Common Stock	41.7
Vincent F. Caimano	4,473,917	Common Stock	20.8
Dorothy Caimano	4,473,917	Common Stock	20.8

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Note with (the estate of) Frank Schmidt, and Blackwell Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,962,959 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 22,613,788 outstanding.

Voting Rights

The holders of outstanding shares of Common Stock shall exclusively possess the voting power for the election of directors and for all other purposes, with each holder of record of shares of Common Stock being entitled to one vote for each share of Common Stock standing in the name of such holder on the books of the Corporation. See voting rights of securities sold in this offering below for additional detail.

Material Rights

The amount of common stock outstanding includes 136, 288 shares to be issued pursuant to promissory notes.

The amount of common stock outstanding includes 712,500 granted stock options.

The amount of common stock outstanding includes 1,147,337 shares available for issuance under the company's equity pool.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Dividend Rights**</u>

Subject to the provisions of the Certificate of Incorporation and any restrictions imposed by statute, the Board may declare dividends out of the net assets of the Corporation in excess of its capital or, in case there shall be no such excess, out of the net profits of the Corporation for the fiscal year then current and/or the preceding fiscal year, or out of any funds at the time legally available for the declaration of dividends whenever, and in such amounts as, in its sole discretion, the conditions and affairs of the Corporation shall render advisable.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

<u>**Dividend Rights**</u>

Subject to the provisions of the Certificate of Incorporation and any restrictions imposed by statute, the Board may declare dividends out of the net assets of the Corporation in excess of its capital or, in case there shall be no such excess, out of the net profits of the Corporation for the fiscal year then current and/or the preceding fiscal year, or out of any funds at the time legally available for the declaration of dividends whenever, and in such amounts as, in its sole discretion, the conditions and affairs of the Corporation shall render advisable.

Convertible Note with (the estate of) Frank Schmidt

The security will convert into Common stock and the terms of the Convertible Note with (the estate of) Frank Schmidt are outlined below:

Amount outstanding: $12,556.00
Maturity Date: January 28, 2022
Interest Rate: 6.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: maturity, liquidation event, qualified financing

Material Rights

We can repay or convert to Common Stock.

Blackwell Convertible Promissory Note

The security will convert into Common stock and the terms of the Blackwell Convertible Promissory Note are outlined below:

Amount outstanding: $10,000.00
Maturity Date: April 30, 2022
Interest Rate: 6.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: maturity, liquidation event, financing

Material Rights

We can repay or convert to Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,617,663
  Use of proceeds: No cash was received. We gained 100% ownership of Faro10 LLC.
  Date: March 13, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $312,787, up 244% compared to fiscal year 2020 revenue of $128,278. As a result of the Pandemic and the rapid increase in the use of telehealth, sales were up 244% year over year. As of September 2021, we have $364,410 in recurring revenue and our customers say that they will continue or expand the use of our services post pandemic.

Cost of sales

Cost of sales in 2020 was $60,353, an increase of approximately $21,983, from costs of $38,370 in fiscal year 2019. The increase was largely due to an increase in staffing costs for turn-key services.

Gross margins

2020 gross profit increased by $162,525 over 2019 gross profit and gross margins as a percentage of revenues increased from 70.0% in 2019 to 80.7% in 2020. This improved performance was caused by an increase in higher-margin SaaS sales.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, platform and app development, fees for professional services, and general and administrative expenses. Expenses in 2020 increased $171,112 from 2019. Approximately $77,000 of this increase was due to increased app and web development and the remainder was increases in labor costs to support marketing and operational costs.

Historical results and cash flows:

Based on our most recent experience, we expect to continue to grow. After a few months we expect that our sales will expand at a faster rate than what we have experienced thus far. We will make greater investments in marketing and sales while web and app development costs will remain relatively flat. This is because we have already completed a UX design for V2.0 for HeyPeers.com. That site will be where all of our business is conducted in about six months when we have finished moving the remainder of our customers there. Customer support and operational costs will increase in concert with a higher volume of business. We will also make some further investments in administrative, legal, and financial support. Our projections are based on 6+ years operating this business and 6 years in it's prior form. We have customers who have been with us that long and we have significant experince about how to acquire, keep and manage customers that have led us to this point.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $25,500 in cash and a $45,000 line of credit with our bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are not critical but will supplement our existing resources to accelerate our growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Without the funds from this campaign we will need to curtail our expansion efforts. We would still be operationally viable but our growth would be slowed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can operate with our existing customers and revenue on a continuing basis. Our current burn rate is about $18.5k a month with about $20K monthly revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

Our maximum funding will help us to grow rapidly over the next two years. We will increase our monthly burn to as much as $92K over the next 12 months to grow our monthly revenue to $113K in about 24 months with annual recurring revenue of $1.5MM.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are not currently planning to seek additional capital or lines of credit in the future.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $83,100.00
  Interest Rate: 3.75%
  Maturity Date: June 16, 2052

- **Creditor:** Clovis Blackwell
  Amount Owed: $10,000.00
  Interest Rate: 6.0%
  Maturity Date: April 30, 2022
  Clovis is paid $24K annually, and his note is in the amount of $10K, 6% interest, matures 4/30/2022.

Related Party Transactions

- **Name of Entity:** Clovis Blackwell
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Clovis Blackwell is the CEO's son-in-law and is a holder of a promissory convertible note with the company, and he is also our Director of Operations.
  Material Terms: Clovis is paid $24K annually, and his note is in the amount of $10K, 6% interest, matures 4/30/2022.

Valuation

Pre-Money Valuation: $6,105,722.76

Valuation Details:

This valuation was calculated internally without a formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

We are basing our valuation primarily on our annual recurring revenue and our growth rate.

Revenue-based Valuation Calculation

Our ARR is currently at $364,710. Using valuation multiples for the Health Tech industry (16.6 from SaaS-Capital.com) and the Behavioral Health industry (16.9 from Sherman & Co.) we got to an average multiple of 16.75. Multiplying this by our ARR gets us to a pre-money valuation of $6,108,892.

Our revenues grew 249% in 2020 compared to 2019. For the first half of 2021 we have increased our subscriber base by an average of 4.46%.

Comparable companies/Competitors

Talklife: Talklife's current monthly growth is just 3.51%. Talklife is a text only service where interactions are managed by software. The software simply screen out objectionable content and flags potential crises. There is no apparent guidance, no qualified peers to encourage and facilitate conversations and no video option. Their audience is also narrowly focused (compared to Peer Support Solution offerings) to youth mental health issues.

Mental Happy: Mental Happy recently raised ~$200K with no revenue and only 2,500 users on a waitlist. (Comparatively we have demonstrated revenue generation for over six years and have over 113K subscribers who particpate in over 1,300 monthly meetings.) They are currently offering only a beta version of their service which contains a very limited service offering compared to our HeyPeers service.

Product Improvement

We are about half-way through the development of version 2.0 of our HeyPeers service. This new version will incorporate an AI bot as a guide, additional engagement functionality and expanded resources and features.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  Based on our experience to date about $10K in vested in marketing could yield three new organizational customers. The average lifetime value of an organizational customer to this point has been $65K.

If we raise the over allotment amount of $1,069,998.93, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  53.0%
  We will invest the majority of our funds in advertising and sales to accelerate the implementation of our revenue generation model. To this point, on average, we have obtained a new organizational customer for each $2,375 spent. The average lifetime value of each organizational customer has been $65K.

- *Research & Development*
  13.0%
  We will make further investments in our platform to increase engagement and upgrade the UX. The V 2.0 UX design has been completed and includes an AI bot to guide users.

- *Operations*
  20.0%
  As our number of customers grow as a result of our accelerated sales process, we will make further investments in customer success and end user support.

- *Administrative, Legal and Financial*
  10.5%
  As we grow, we anticipate increasing our spend on administration, legal services, and financial support. In particular we will expand our knowledge base to reduce customer support costs and automate more aspects of customer acquisition and implementation.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.peersupportsolutions.com (under a section for investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/peer-support-solutions

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Support Groups Central, Inc.

[See attached]

SUPPORT GROUPS CENTRAL, INC.

d/b/a Peer Support Solutions

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 11, 2021

To: Board of Directors, SUPPORT GROUPS CENTRAL, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of SUPPORT GROUPS CENTRAL, INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

SUPPORT GROUPS CENTRAL, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	41,466	$	1,644
Accounts receivable		12,896		2,781
Other current assets		1,200		250
Total current assets		55,563		4,675
Fixed assets, net		1,732		0
Total Assets	$	57,295	$	4,675
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	9,588	$	36,747
Unearned revenue		38,824		0
Other current liabilities		20,696		0
Total Current Liabilities		69,109		36,747
Long-term notes payable		98,181		55,053
Total Liabilities		167,290		91,800
SHAREHOLDERS' EQUITY				
Common stock		7,000		7,000
Retained deficit		(118,995)		(94,125)
Total Shareholders' Deficit		(111,995)		(87,125)
Total Liabilities and Shareholders' Equity	$	57,295	$	4,675

SUPPORT GROUPS CENTRAL, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 312,787	$ 128,278
Cost of revenue	60,353	38,370
Gross profit	252,434	89,909
Operating expenses		
Marketing	14,637	2,916
Platform and app development	95,230	21,589
Other general and administrative	176,292	90,542
Total operating expenses	286,159	115,047
Net Operating Income (Loss)	(33,725)	(25,138)
Other income	8,855	
Tax (provision) benefit	–	–
Net Income (Loss)	$ (24,870)	$ (25,138)

SUPPORT GROUPS CENTRAL, INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	**$ 7,000**	**$ (68,987)**	**$ (61,987)**
Net Income (Loss)		(25,138)	(25,138)
Balance as of December 31, 2019	**$ 7,000**	**$ (94,125)**	**$ (87,125)**
Net Income (Loss)		(24,870)	(24,870)
Balance as of December 31, 2020	**$ 7,000**	**$ (118,995)**	**$ (111,995)**

SUPPORT GROUPS CENTRAL, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (24,870)	$ (25,138)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(10,115)	(2,400)
(Increase) Decrease in other current assets	(950)	(250)
Increase (Decrease) in accounts and credit cards payable	(27,159)	28,349
Increase (Decrease) in other current liabilities	59,520	0
Net cash used in operating activities	(1,732)	0
Investing Activities		
Purchase of fixed assets	(1,732)	0
Net cash used in operating activities	(1,732)	0
Financing Activities		
Proceeds from issuing notes payable	43,128	25,407
Non-cash equity adjustment	0	(32,423)
Net change in cash from financing activities	43,128	7,016
Net change in cash and cash equivalents	37,822	(6,455)
Cash and cash equivalents at beginning of period	1,644	8,099
Cash and cash equivalents at end of period	$ 41,466	$ 1,644

NOTE 1 – NATURE OF OPERATIONS

SUPPORT GROUPS CENTRAL, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on July 30, 2015. The Company has developed and markets a secure platform used by employers, EAPs, nonprofits, payers, hospitals, and community health care clinics to connect those seeking help with those that are trained to help.

Since inception, the Company has relied on issuing loans to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may

include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2020 and 2019, the Company had $41,466 and $1,644 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $1,732 and $0 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets

and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records service revenue as the services are performed.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT AND SAFE INSTRUMENTS

The Company's obligations relate to convertible loans made to the Company totaling $22,556 where the principal and interest on these loans convert to equity upon qualifying events at a 20 percent discount to prices used in the qualifying financing or with a $5,000,000 valuation cap.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has two classes of equity: common stock (25,000,000 shares authorized) and preferred stock (10,000,000 shares authorized). Additionally, the Company has granted common stock options to purchase 617,663 shares and the Company has set aside an additional 1,147,337 shares for future stock options. On a fully diluted basis, the Company's stock is held by three shareholders who each own more than 15 percent of the outstanding stock of the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions

On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through August 11, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Peer Support Solutions

The innovator in online peer support


The leading provider of trusted online peer support

Website · Pasadena, CA · PROFESSIONAL SERVICES

Peer Support Solutions is in the business of healthy personal journeys. We deliver more affordable, engaging, and impactful ways for peers to connect and learn from each other.

$0.00 raised

0 Investors	$6.11M Valuation
$0.27 Price per Share	$269.73 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Organizations are turning to lower-cost health care services. Virtual peer support offers a 50% cost savings relative to fees charged by therapists and counselors
- Customers want access to population health management analytics from their health benefit providers - We offer unique tools designed for clients such as employer assistance programs, large employers, health care plans, and others to easily monitor and report on utilization and wellness outcomes associated with their peer support groups.
- Rapid Growth - Our revenue grew by 244% in 2020 as compared to 2019.

OVERVIEW

Bringing community-based healing to a strong market demand

It's one thing to struggle with a health issue that threatens your well-being. It's another thing to go on that journey alone.

Peer Support Solutions gives people a community that assists and empowers people to conquer their emotional and behavioral health care challenges. We provide web and mobile video-based online peer support services for those facing emotional and behavioral health challenges, chronic illnesses, and rare diseases. Our solutions help make peer support more accessible and impactful.


The community you need
to conquer your health issues
HeyPeers
SupportGroupsCentral

#1: Support Groups Central is optimized to provide scheduled peer support groups. SGC provides a variety of tools and options for organizations to easily serve members and measure outcomes.

#2: HeyPeers is a customizable peer-to-peer video and chat support platform with additional ways for individuals to connect and assess their progress. It offers employee assistance programs, employers and healthcare organizations both SaaS and turnkey options. We are in the process of consolidating all of our users onto HeyPeers.

Our current 113,000+ end-users on our platforms include employer benefit programs, non-profits, and independent certified peer support coaches. The revenues from those users grew by 244% in 2020.

We intend to grow our user base as the market demand rapidly increases. The Behavioral Health market was valued at $68.79 billion in 2020 and is projected to grow at a 3.6% compound annual growth rate between 2021 and 2028.

113,000+
end-users on the platform currently

244%
revenue growth in 2020 alone

$68.79 Billion
market valuation, with a CAGR of 3.6%

THE PROBLEM

Alarming increases in mental health afflictions, treatment costs, and wait times

More people are feeling down, bringing the market demand and difficulty of treatment dangerously up.

Demand has a deeper meaning in the behavioral health market. We hope that the services sought out by our target audience will make a stronger personal impact than most businesses.



Barriers to Help
People often don't/can't seek help due to stigmas and the exorbitant cost of therapy

Shortage of Help
demand for behavioral & emotional health oustrips supply of therapists

Traditional Therapy Is Incomplete
Therapists alone can't provide the social support & range of real-life solutions that can help a person with life challenges.

There are real consequences for consumers if demand skyrockets out of their reach. The first is long wait times. It's normal to wait three to four weeks for a therapy appointment in the U.S. Secondly, the shortage of therapists make clinical services more costly, and out of reach for more individuals.

The pool of people struggling with these setbacks is growing.

41% of U.S. adults experienced anxiety and depression in January 2021, which is a 400% increase since 2019. Three in five Americans reported feeling lonely in 2019. Loneliness can be more harmful than obesity and as unhealthy as smoking 15 cigarettes a day.

Social isolation sets in quickly and increases the likelihood of dying by about 30%. People are hesitant to seek help because of stigma and the false belief that their problems are unique. They also view professional peer support as too expensive.

Emotional Mental Health Problems Are Increasing

40
states had increases in substance use deaths in 2020

400%
increase in anxiety/ depression in U.S. adults since 2019

60%
of Americans reported feeling lonely in 2019

30%
increase in likelihood of dying caused by social isolation

THE SOLUTION

Low-cost peer support scalable enough to meet market demand

Our peer support software platform provides a scalable, low-cost, and enterprise-quality solution for a broad range of behavioral and emotional health care challenges. The business model is recurring annual SaaS fees, peer support session utilization fees, and turn-key peer support network fees.

The American Psychiatry Association is quoted saying *"Peer support is an essential component of recovery-oriented systems of care. It offers advantages in outreach and engagement, provision of hope, coaching and modeling, recovery skill building, and system navigation. Peer support services have been found to enhance outcomes in a wide variety of service settings and programs..."*

Efficient/Effective

We feature video-based, peer support groups led by Certified Peer Specialists. This blended approach yields high-quality, low-cost services with human touch.

Scalable

Our technology provides a scalable, low-cost & enterprise-quality solution for a board range of behavioral & emotional health challenges.

Large Market

Our platform addresses multiple behavioral & physical health markets, & therefore, a larger addressable market.

High Impact Peer Solution

In addition to high customer ratings, some of our services have been show to:

↓ 34%	↓ 48%	↓ 50%	↓ 69%
moderate to several depressed	emergency room for depression	urgent care for mental health troubles	re-hospitalization for depression, etc.

We believe we have an advantage over our competitors by addressing multiple behavioral and physical health markets with our design–– creating a larger addressable market. Our software incorporate the use of a low cost / high quality video engine, enabling HeyPeers to deliver high-volumes of low-cost meetings.

Competitive Landscape


Low Cost
High Cost
Low Interaction Quality
High Interaction Quality
HEYPEERS
THERAPEER
IPREVAIL
7 CUPS
SANVELLO
MAP
GINGER

Peer Support Solutions is recruiting and engaging more peer supporters in our network to meet demand. There are approximately 35,000 peer supporters in the U.S. We have in place effective and efficient, recruiting and management systems that we expect to allow us to scale our operations while maintaining the quality of our services.

We are committed to quality. HeyPeers curates trained and certified peer supporters and we support them. Participants are matched with the best resources available.


We are the SOLUTION
Lived Experience + Certification

Product Benefits


CERTIFIED PEER SUPPORTERS
Open marketplace of services
EMBEDDED VIDEO
for up to 24 participants
BROAD RANGE OF SERVICES
SaaS to Turn-Key
APIs, AUTOMATIONS
flexible configurations
ON-DEMAND
PEER COACHING

THE MARKET

A $68.79 billion market and workforce projected for rapid growth

Peer Support Solutions competes in the behavioral health market, which was valued at $68.79 billion in 2020. The market is projected to grow from $77.62 billion in 2021 to $99.40 billion in 2028. It will grow at a 3.6% compound annual growth rate (CAGR) in the forecast period.


U.S. Behavioral
Health Market Size
3.6% CAGR
$61.77B
$68.79B
$77.62B
$99.4B
2019
2020
2021
2028

Primary care providers need help. Two-thirds of U.S. providers expressed having trouble finding mental health specialists to refer their patients to. There are not enough specialists currently available to meet the demand. Peer support is expected to grow to be 20% of the behavioral health workforce by 2025.

Peer Support Solutions goes beyond the industry players by providing support with group video meetings, supporting those with not only behavioral health challenges but those with co-morbidity associated with chronic illnesses and rare diseases. In addition, our technology is built to integrate easily with client applications via our growing pool of documented APIs. Lastly, we believe our tools such as population health analytics and configurable onboarding and survey technologies provide a competitive advantage.

Our Competition

	HeyPeers	7Cups	Ginger	iPrevail	MAP	Therapeer	Sanvello
Certified Peer Specialists	✓				✓		
Video/Phone	✓		✓		✓		✓
Text	✓	✓		✓	✓	✓	
Clinical Oversight	✓	✓	✓		✓		✓
Group Meetings	✓						
SaaS	✓						
Chronic Illnesses	✓						
Rare Diseases	✓						
APIs/Integration Tools	✓						

OUR TRACTION

244% increase in revenues in 2020 and end-user growth in 2021 from 82,915 to 113,681+

Our revenue grew by 244% in 2020 to $313,000. Other highlights include:

- $364,320 in recurring revenue
- 37% increase in subscribers YTD
- 28 organizational customers and 70 Certified Peer Specialists subscribers offering services directly to the public
- Currently conducting 1,400+ monthly support meetings

Our services have been shown to reduce:

- Depressive symptoms by 33%
- The use of urgent care by 48%
- Emergency room visits by 50%
- Re-hospitalizations by 69%

And we continue to achieve extremely high customer ratings! From one service we have offered participants provided this feedback:

- 93% agreed that “Their meeting was helpful.”
- 95% said that “They would recommend our services to others.”


300% Increase
in subscribers from 2019 to Aug 2021
244% Rev. Increase
2019 to 2020
Currently Doing 1,300+
group & 1-on-1 meetings per month

WHY INVEST

We envision ourselves as the “go-to” B2B peer support platform

Our company aims to be the first choice for organizations seeking to deliver peer support to their members or employees.

We hope that Peer Support Solutions will continue to accelerate growth by offering more tools that improve user experience, expand user access, and add revenue sources. We want to become the largest virtual peer support platform in the industry and the leading alternative to traditional teletherapy.

Value-based care and cost reduction initiatives like ours are gaining ground. Digital peer support is going to disrupt the market. There's a successful shift in health care spending waiting in the queue.


We have the
Tools
We have the
Trust
We have the
Traction

We need your help to accelerate our growth in this market going through disruption. We have an investment plan with the goal to acquire more large clients, create barriers to competitors, and improve margins. Your investment will help position us as an excellent acquisition candidate for larger telehealth companies that will want to add peer support to their services portfolio.

Peer over your shoulder in any public setting to recognize our target market. One out of every five Americans you see is struggling with mental illness.

To invest in our company is to invest in the betterment of your peers. Let’s make an impact on the emotional and behavioral health of their lives. Join us!

July 2015

Support Groups Central became a C Corp

SGC formed as a C Corp in Delaware

November 2015

Implemented Peer Support Solutions Branding

Created new Peer Support Solutions branding as a D.B.A. in recogniton of expanded service offerings

March 2019

Merged with Faro 10

Merged with a strong technology and business develeopment partner to create new platform and grow.

November 2020

Launched new platform!

HeyPeers platform launched to provide new functionality and new revenue streams.

September 2021

HeyPeers V 2.0 has been designed

The UX / UI design for the next version of our platform has been completed. It features enhanced engagement feature and an AI Bot to guide users.

December 2021

Launched on StartEngine

Now YOU can own a part of our company!

April 2022

HeyPeers V 2.0 Launches

The next version of our platform will be launched.

Meet Our Team



Vincent F. Caimano

CEO & Co-Founder

Vince brings over a decade of video-based peer support leadership experience to his role at PSS. He currently serves on the Board of the National Association of Peer Supporters and has been recognized by SAMHSA for his pioneering Behavioral Health Technology work. Vince has also held executive and leadership roles at global consulting firms such as Accenture, Watson Wyatt, Towers Perrin and Opinion Research Corp. He has served as an HR and IT executive in a large aerospace firm. Vince earned his PhD in Organizational Psychology from Washington University in St. Louis and his BA in Psychology with a Business minor at the University of South Florida.



Joshua Roberto

Chief Product Development Officer & Co-Founder

Josh has over 15 years' experience in information systems, data modeling, and analytics. He has patents-pending for 5 different software technologies related to predictive modeling and virtual technologies for behavioral health. Joshua holds degrees in both Avionic Systems and IT Network Systems from NAU, as well as an MBA from Syracuse University.



Roger G. Brook

Chief Business Development Officer

Roger advises, invests, and helps execute go-to-market and scale-up for software and growth companies. Verticals include health care, retail, and consumer goods. Products include predictive analytics, wellness platforms, digital supply chains, and conversational and messaging platform technologies. Roger earned his MBA from UNC.



Michelle V. Harvey

Clinical Director

Michelle initially began with PSS as a group facilitator for women with Perinatal Mood and Anxiety Disorder (PMAD). It was deeply fulfilling and gratifying for her to combine her lived experience of having PMAD with her clinical expertise in order to help other women. Michelle now provides clinical oversight of services, selection of Certified Peer Specialists, and ongoing supervision and support for them. Michelle is a Licensed Marriage and Family Therapist.



Clovis Blackwell

Operations Director & Board Secretary

Operations Director - Clovis brings his extensive experience as an interdisciplinary visual artist, educator, and small business owner to solving problems. He earned his MFA from Azusa Pacific University.

Offering Summary

Company	Support Groups Central, Inc.
Corporate Address	530 S. Lake Avenue, Suite 766, Pasadena, CA 91101
Offering Minimum	$9,999.99
Offering Maximum	$1,069,998.93
Minimum Investment Amount (per investor)	$269.73

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	37,037
Maximum Number of Shares Offered	3,962,959
Price per Share	$0.27
Pre-Money Valuation	$6,105,722.76

Perks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Tier 1 - Invest $540, and recieve 5% bonus shares.

Tier 2 - Invest $1,080, and recieve 7% bonus shares.

Tier 3 - Invest $3,240, and recieve 10% bonus shares.

Tier 4 - Invest $6,480, and recieve 15% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Peer Support Solutions will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of PSS Common stock at $0.27 / share, you will receive 110 shares, meaning you'll own 110 shares for $27. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Vincent Caimano 0:12

Hi, I'm Vince Caimano. I'm the Co-Founder and CEO of Peer Support Solutions. You know, there was a time in my life when I was looking for a support group. And the group that I was interested in attending was about 35 miles from my home here in Southern California. I would have had to allow two hours to get to that group on a weekday night. As a result of that, I started a support group in my local community. And it was very popular, worked really well. We added a second group and then we added a second night. And we formed a group for young adults. A couple of guys that came to that group, who became my friends are a Harvard MBA, and a Wharton School grad. And they encouraged me to think about how we could reach more people. Well, over time, we developed services that would provide video based groups, to people over the internet. And we were pretty early in doing that this is way before the pandemic. The video capability was pretty limited at that time, but gradually, we've improved our technology and kept up with the times and of course now, people can connect with video from almost anywhere they have an internet connection on almost any device. Today, we serve up over 1300 meetings a month on our two platforms. And we help people with behavioral health, chronic illness and rare disease issues. We've been able to reach people in over 140 countries. And last year our revenue grew 244% to $317,000. At this point, we have a strong plan for expanding and accelerating our growth. We hope that you will join us by becoming part of our capital campaign today. Thanks for listening, and I look forward to working with you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:58 PM 12/03/2021
FILED 07:58 PM 12/03/2021
SR 20213978613 - File Number 5794620

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Support Groups Central, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows: RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "IV" so that, as amended, said Article shall be and read as follows:

The total number of shares of capital stock that the Corporation is authorized to issue is 60,000,000 shares, consisting of 50,000,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, par value $0.0001 per share (the "Preferred Stock").

The shares of Preferred Stock may be issued from time to time in one or more series. Apart from any other provisions in this Certificate of Incorporation authorizing the issuance of shares of Preferred Stock, the Board of Directors of the Corporation is authorized to establish from time to time, by resolution or resolutions, the number of shares to be included in each series and to fix and alter the rights, preferences, privileges, and restrictions granted to and imposed upon any series thereof, and to fix the designation of any such series of Preferred Stock. The Board of Directors of the Corporation, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors of the Corporation originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the original issue of shares of that series.

Subject to the provisions of applicable law or of the By-laws with respect to the closing of the transfer books or the fixing of a record date for the determination of stockholders entitled to vote, and except as otherwise provided by applicable law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall exclusively possess the voting power for the election of directors and for all other purposes, with each holder of record of shares of Common Stock being entitled to one vote for each share of Common Stock standing in the name of such holder on the books of the Corporation.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 30th day of November 2021.

By:____________________________
Authorized Officer

Title: CEO

Name: Vincent F. Caimano